UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 25, 2005

Robert E. Cox
Vice President,
Deputy General Counsel
and Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Re: PepsiCo, Inc.
Incoming letter dated December 29, 2004

Dear Mr. Cox:

This is in response to your letter dated December 29, 2004 concerning the shareholder proposal submitted to PepsiCo by the National Legal and Policy Center. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

PEPSICO

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
Tel. (914) 253-3281 Fax (914) 253-2367

ROBERT E. COX
VICE PRESIDENT, DEPUTY GENERAL COUNSEL
AND ASSISTANT SECRETARY

December 29, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: PepsiCo, Inc. Shareholder Proposal from National Legal and Policy Center

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PepsiCo, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "SEC") of its intention to omit from the Company's proxy materials (the "Proxy Materials") for its 2005 Annual Shareholders' Meeting, the proposal and supporting statement submitted by the National Legal and Policy Center (the "Proponent"), dated November 16, 2004 (the "Proposal") attached as Exhibit A.

Pursuant to Rule 14a-8(j)(2), six (6) copies of the Proposal and six (6) copies of this letter are enclosed. By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from its 2005 Proxy Materials for the reasons stated below.

The Proposal and Grounds for Omission

On November 16, 2004, the Company received a letter from the Proponent containing the following Proposal:

> "RESOLVED, shareholders request the Board of Directors to establish a policy precluding future financial support of Jesse Jackson, the Citizenship Education Fund, Rainbow/PUSH Coalition, and/or any other nonprofit organization founded, headed or primarily identified with Jesse Jackson."

It is the Company's belief that the Proposal may be omitted from its 2005 Proxy Materials on the following grounds, each of which is discussed in detail below. First, pursuant to Rule 14a-8(i)(7), the Proposal deals with a matter relating to the Company's ordinary business operations (contributions to specific types of organizations) and may properly be omitted. Second, pursuant to Rule 14a-8(i)(4), the Proposal is designed to further a personal interest, which is not shared by the other shareholders at large, and may properly be omitted.

1. The Proposal may be omitted because it deals with a matter relating to the Company's ordinary business operations (contributions to specific types of organizations).

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the "ordinary business" exclusion is the confinement of "the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This policy rests on two central considerations. The first consideration is the subject matter of the proposal, as "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* Exchange Act Release No. 34-40018 (May 21, 1998).

The SEC's Division of Corporation Finance staff (the "Staff") has long held that corporate contributions to specific types of organizations fall within the ordinary business exclusion under Rule 14a-8(i)(7). In a series of no-action letters, the Staff has specifically concluded that shareholder proposals that seek to promote or exclude charitable donations to specific charities may properly be omitted from a company's proxy materials. *See* Juniper Networks, Inc. (January 28, 2004), Federal Agricultural Mortgage Corporation (March 31, 2003, affirmed April 11, 2003), FedEx Corporation (March 20, 2003), The Procter & Gamble Company (February 4, 2003), Intel Corporation (January 23, 2003), Johnson & Johnson (January 15, 2003), General Electric Company (January 15, 2003), Eli Lilly and Company (December 26, 2002) (each allowing exclusion of proposal requesting contributions to a particular charitable organization); General Motors Corporation (March 11, 2003), Morgan Stanley (December 23, 2002), Lucent Technologies Inc. (November 18, 2002) (each allowing exclusion of proposal requesting the company to withhold contributions to a particular charitable organization); T. Rowe Price Group, Inc. (December 27, 2002), SBC Communications Inc. (December 26, 2002) (each allowing exclusion of proposal requesting the company to withhold contributions to "organizations which undermine the war on terrorism"); Aetna Inc. (February 23, 2002) (allowing exclusion of proposal requesting that the company reconsider contributions to "organizations that promote larger government or more government regulation").

The Company's charitable activities are conducted primarily through the PepsiCo Foundation (the "Foundation"), a tax-exempt entity that focuses on health and wellness, diversity and education and youth platforms. The Foundation is a separate legal entity and its directors are senior officers of the Company. Corporate charitable giving is a well-recognized, important business activity engaged in regularly by most major public companies. The Company believes that day-to-day oversight of the Company's charitable programs is most efficiently and effectively left in the hands of the Foundation, which is in the best position to select worthy recipients for charitable contributions and to determine the size of particular contributions that will best help to achieve the Foundation's platforms.

The Proposal submitted by the Proponent seeks to limit the Company's contributions to a small number of particular charitable organizations, namely, organizations associated with Jesse Jackson. The Proposal does not broadly or generally address the Company's corporate charitable contributions as a *policy* matter, but rather targets contributions to specific non-profit organizations. In doing so, the Proposal seeks to involve shareholders in a fundamental aspect of management's handling of the Company's business operations and seeks to "micro-manage" the Company's decision-making with respect to charitable contributions. For this reason, the Proposal fits squarely within the ordinary business exclusion articulated by the Staff's prior no-action letters. The Proposal may properly be omitted from the Company's Proxy Materials under Rule 14a-8(i)(7).

2. The Proposal may be omitted because it is designed to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(4) states that a company may omit a shareholder proposal if the proposal "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest which is not shared by the other shareholders at large." In Exchange Act Release No. 34-19135 (October 14, 1982), the Staff stated that Rule 14a-8(i)(4) is "intended to provide security holders a means of communicating with other security holders on matters of interest to them as security holders" but was:

> "not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

In applying these statements, the Staff has not recommended enforcement action in certain cases where a company has omitted a proposal that was designed to result in a benefit to the proponent or to further a personal interest. *See* International Business Machines Corporation (January 31, 1994) (allowing exclusion of proposal relating to contributions to charitable organizations, where proponent was motivated by personal interest and a personal grievance against particular charitable organizations).

The apparent purpose of the Proposal is to use the shareholder proposal system to raise awareness of Proponent's organization and its campaign, to disseminate the opinions of the Proponent and to cause the Company to incur expenses. There is no indication that these interests are shared by the other shareholders at large. Thus, the Proponent's Proposal is designed to further a personal interest, which is not of common interest to the Company's shareholders. The Company believes that the Proposal may be properly omitted under Rule 14a-8(i)(4).

Conclusion

The Company believes that the Proposal may be omitted from the Company's 2005 Proxy Materials (i) pursuant to Rule 14a-8(i)(7) because the Proposal deals with the Company's ordinary business operations (contributions to specific types of organizations) and (ii) pursuant to Rule 14a-8(i)(4) because the intention of the Proposal is to further a personal interest not shared by the shareholders at large.

Based on the foregoing, the Company respectfully requests the Staff's concurrence with the Company's decision to omit the Proposal from its 2005 Proxy Materials, and further requests that we be notified of this concurrence. If you have any questions about this matter, please contact the undersigned at 914-253-3281.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,

Robert E. Cox
Vice President,
Deputy General Counsel
and Assistant Secretary

Enclosures

RESOLVED, shareholders request the Board of Directors to establish a policy precluding future financial support of Jesse Jackson, the Citizenship Education Fund, Rainbow/PUSH Coalition, and/or any other nonprofit organization founded, headed or primarily identified with Jesse Jackson.

SUPPORTING STATEMENT

PepsiCo, Inc. (the Company) is a major financial supporter of Jesse Jackson's nonprofit organizations.

Jesse Jackson has made statements that are offensive in the opinion of many Company shareholders, employees, business partners and customers. Jackson accused President Bush of pursuing the "ideology of the Confederacy." (CNSNews.com, October 14, 2004.) Jackson stated, "Democracy as we know it did not begin in Philadelphia, where a bunch of white men wrote the laws." (Speech at Michigan State University, quoted in *The Washington Times,* September 16, 2002.) Of Bush's election Jackson stated, "He would preside but not govern because he took this by Nazi tactics." (Fox News Channel, interviewed by Rita Cosby, December 11, 2000.) Jackson referred to Jews as "hymies" and New York City as "Hymietown." (*The Washington Post*, February 13, 1984.)

The Company's relationship with Jesse Jackson creates controversy and impacts the Company's corporate image, brands and reputation. The news media has critically examined the relationship and will continue to do so as long as the Company is publicly identified with Jackson.

In order to demonstrate a sincere commitment to diversity, rather than supporting Jesse Jackson, the Company should support individuals and organizations that promote genuine civil rights and economic empowerment.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 29, 2004

The proposal requests that the board establish a policy precluding future financial support of Jesse Jackson, the Citizenship Education Fund, Rainbow/PUSH Coalition, and any other nonprofit organization primarily identified with Jesse Jackson.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7), as relating to PepsiCo's ordinary business operations (i.e., contributions to specific organizations). Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PepsiCo relies.

Sincerely,

Robyn Manos
Special Counsel